

April 8, 2013

<u>Via E-Mail</u>
Jeffrey Bacha
Chief Executive Officer and President
DelMar Pharmaceuticals, Inc.
Suite 720-999 West Broadway
Vancouver, BC
Canada V5Z 1K5

      Re: DelMar Pharmaceuticals, Inc.
              Current Report on Form 8-K
              Filed January 31, 2013, as amended
              File No. 000-54801

Dear Mr. Bacha:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Jennifer Riegel for

                    Jeffrey P. Riedler
                    Assistant Director

cc: <u>Via E-Mail</u>
       Jeff Cahlon
       Sichenzia Ross Friedman Ference LLP
       61 Broadway
       New York, NY 10006